THE SILL, INC.
Financial Statements
December 31, 2021
With Independent Auditor's Report

The Sill, Inc.
Table of Contents
December 31, 2021

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders,
The Sill, Inc.:

Opinion

We have audited the financial statements of The Sill, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, changes in stockholders' equity (deficit) and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred both recurring losses and negative operating cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The schedule of costs of revenue, sales and marketing, and general and administrative expenses for the year ended December 31, 2021, are presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as whole. We are not aware of any material modifications that should be made to the supplementary information.

WithumSmith+Brown, PC

June 30, 2022

The Sill, Inc.
Balance Sheet
December 31, 2021

Assets	
Current assets	
Cash and cash equivalents	$ 3,269,453
Accounts receivable	34,705
Inventory	1,450,694
Prepaid expenses and other current assets	628,381
Total current assets	5,383,233
Property and equipment, net	400,883
Security deposits	171,198
	572,081
	$ 5,955,314
Liabilities and Stockholders' Equity	
Current liabilities	
Accounts payable	$ 2,309,956
Accrued expenses and other current liabilities	947,423
Sales tax payable	219,052
Unredeemed gift card liability	1,162,032
Deferred revenue	489,758
Total current liabilities	5,128,221
Convertible notes payable and accrued interest	3,409,067
Line of credit, net	969,979
Deferred rent	131,907
Total liabilities	9,639,174
Stockholders' deficit	
Series A Preferred Stock: $0.0001 par value, 6,592,941 shares authorized, issued and outstanding; liquidation preference - $13,220,245	658
Series A-1 Preferred Stock: $0.0001 par value, 1,081,942 shares authorized, issued and outstanding; liquidation preference - $1,016,964	108
Series Seed Preferred Stock: $0.0001 par value, 1,672,051 shares authorized, issued and outstanding; liquidation preference - $1,499,997	168
Common stock, $0.00001 par value, 17,000,000 shares authorized, 4,857,421 shares issued and outstanding	486
Additional paid-in capital	15,787,041
Accumulated deficit	(19,472,321)
Total stockholders' deficit	(3,683,860)
	$ 5,955,314

The Notes to Financial Statements are an integral part of this statement.

The Sill, Inc.
Statement of Operations
Year Ended December 31, 2021

Revenue, net	16,493,031
Costs of revenue	10,635,360
Gross profit	5,857,671
Operating expenses	
Sales and marketing	4,730,882
General and administrative	8,555,626
	13,286,508
Loss from operations	(7,428,837)
Other income (expense)	
Forgiveness of Paycheck Protection Program loan payable	782,957
Other expense	(84,899)
Interest income	5,682
Interest expense	(185,952)
	517,788
Net loss	$ (6,911,049)

The Notes to Financial Statements are an integral part of this statement.

The Sill, Inc.
Statement of Changes in Stockholders' Equity (Deficit)
Year Ended December 31, 2021

	Series A Preferred Stock		Series A-1 Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
January 1, 2021	6,592,941	$ 658	1,081,942	$ 108	1,672,051	$ 168	4,827,921	$ 483	$ 15,698,715	$ (12,561,272)	$ 3,138,860
Issuance of common stock in conjunction with exercise of stock options	-	-	-	-	-	-	29,500	3	18,582	-	18,585
Stock-based compensation expense	-	-	-	-	-	-	-	-	69,744	-	69,744
Net loss	-	-	-	-	-	-	-	-	-	(6,911,049)	(6,911,049)
December 31, 2021	6,592,941	$ 658	1,081,942	$ 108	1,672,051	$ 168	4,857,421	$ 486	$ 15,787,041	$ (19,472,321)	$ (3,683,860)

The Notes to Financial Statements are an integral part of this statement.

The Sill, Inc.
Statement of Cash Flows
Year Ended December 31, 2021

Operating activities	
Net loss	$ (6,911,049)
Adjustments to reconcile net loss to net cash used in operating activities	
PPP loan forgiveness income	(782,957)
Depreciation and amortization	110,394
Non-cash interest expense	97,984
Loss on disposal of property and equipment	84,870
Stock-based compensation	69,744
Inventory write offs	327,497
Changes in operating assets and liabilities	
Accounts receivable	(11,794)
Inventory	(1,221,683)
Prepaid expenses and other current assets	(61,412)
Security deposits	(101,373)
Accounts payable	741,984
Accrued expenses and other current liabilities	475,568
Sales tax payable	38,731
Unredeemed gift card liability	470,841
Deferred revenue	80,786
Deferred rent	42,621
Net cash used in operating activities	(6,549,248)
Investing activities	
Purchases of property and equipment	(331,716)
Net cash used in investing activities	(331,716)
Financing activities	
Proceeds from line of credit, net	488,348
Proceeds from issuance of convertible notes	2,000,000
Proceeds from exercise of stock options	18,585
Net cash provided by financing activities	2,506,933
Net change in cash and cash equivalents	(4,374,031)
Cash and cash equivalents	
Beginning of year	7,643,484
End of year	$ 3,269,453
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest expense	$ 87,968

The Notes to Financial Statements are an integral part of this statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Sill, Inc. (the "Company") was originally established as a New York Limited Liability Company on November 16, 2011. On July 17, 2017, the Company converted to a Delaware C Corporation.

The Company is an ecommerce and physical retail location company specializing in various and unique houseplants, ceramic planters, faux plants, flowers, and various items to care for and maintain the plants. The Company also provides online and hands-on instore workshops and activities for education centered around biophilic design.

The Company is headquartered in New York City with physical store locations around the United States, including New York, San Francisco, Los Angeles, Chicago, Boston, and Bethesda, MD (see Note 14).

Going Concern

The Company has incurred both a recurring net loss and negative cash flows from operations totaling $6,911,049 and $6,549,248, respectively, for the year ended December 31, 2021. In addition, the Company has continued to incur losses and negative cash flows from operations in 2022. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern will largely be determined by its ability to raise capital from debt, equity, or other forms of financing, by the success of its product sales and by controlling expenses associated with operations.

In June 2022, the Company raised approximately $1,750,000 of net cash proceeds through the issuance of convertible promissory notes. Additionally, in May 2022, the Company secured $250,000 in financing through purchased receivables from its payment processor, which may be utilized as a revolving credit facility in the future.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's most significant estimate relates to the assumptions used in the determination of stock-based compensation expense, unredeemed gift card liability, loyalty liability and depreciation expense. The actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments, with an original maturity of three months or less, to be cash equivalents. The Company considers balances held in money market accounts to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts, and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable

Accounts receivables are uncollateralized, non-interest bearing customer obligations due under normal trade terms, usually within 30 days of services provided. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management does not charge interest on unpaid balances. Customer account balances with invoices dated over 90 days are considered delinquent. The Company applies collections of accounts receivable to specific invoices in accordance with customer specifications, or if unspecified, to the oldest outstanding invoices. The Company's accounts receivable balance at January 1, 2021 and December 31, 2021 was $22,911 and $34,705, respectively. The Company has not recorded an allowance for doubtful accounts as of December 31, 2021.

Inventory

Inventory, consisting primarily of finished goods, is carried at the lower of cost or net realizable value using the FIFO method. Prepayments on inventory are included in prepaid expenses and other current assets on the balance sheet. At December 31, 2021, prepaid inventory amounted to $397,811. The Company determined that an inventory allowance was not deemed necessary as of December 31, 2021.

Property and Equipment

Property and equipment is carried at cost, less accumulated depreciation. Depreciation of property and equipment is provided using the straight-line method at the following rates:

Description	Estimated Life (Years)
Software	3
Computers and equipment	3
Vehicles	7
Furniture and fixtures	5-7

** Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Revenue Recognition

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in Topic 606. The Company's performance obligation is to fulfill the delivery of goods with regards to online subscription and product sales. Significant management judgment is required to determine the level of effort required under an arrangement and the period over which the Company expects to complete its performance obligations under the arrangement. If the Company cannot reasonably estimate when its performance obligations either are completed or become inconsequential, then revenue recognition is deferred until the Company can reasonably make such estimates.

The Company derives its revenues from three sources: (1) electronic commerce revenues, which are comprised of one-time online product sales and subscription fees from customers receiving monthly product shipments, (2) retail revenues, which are comprised of one-time products sales in a retail location, and (3) shipping revenues, which are comprised of shipment fees for products sales recognized in conjunction with the subscription and e-commerce revenues.

The principles the Company follows for its revenue streams are as follows:

E-commerce Revenue
E-commerce revenue is recognized when control of the promised goods are transferred to the customer, in the amount that reflects the consideration the Company expects to receive in exchange for those goods, typically upon shipment of the product. E-commerce revenue accounts for approximately $12,716,000 or 70% of total gross revenue for the year ended December 31, 2021.

Retail Revenue
Retail revenue is generated from sales at the Company’s physical store locations throughout the U.S. Retail revenue is recognized when control of the promised goods are transferred to the customer, at one of the retail locations, in the amount that reflects the consideration the Company expects to receive in exchange for those goods. Retail revenue accounts for approximately $2,974,000 or 17% of total gross revenue for the year ended December 31, 2021.

Shipping Revenue
Shipping revenue is recorded on a gross basis and is recognized according to the same principles as subscription and e-commerce revenues, typically upon shipment of the product. The Company considers shipping and handling activities to be a promised service to the customer and the associated shipping cost is classified with cost of sales. Shipping revenue accounts for approximately $2,287,000 or 13% of total gross revenue for the year ended December 31, 2021.

Deferred Revenue
Deferred revenue primarily consists of billings or payment received in advance of revenue recognition from either product not yet shipped or subscriptions not yet fulfilled and are recognized upon satisfaction of the performance obligation. At January 1, 2021 and December 31, 2021, deferred revenue amounted to $408,972 and $489,758, respectively.

Unredeemed Gift Card Liability
In the normal course of business, the Company issues gift cards to its customers. Upon issuance of the gift card, the Company increases the unredeemed gift card liability balance and reduces it when redeemed by a customer, which is typically within the first year; however, gift cards never expire. The Company calculates a breakage rate for the unredeemed gift cards based on historical data. At January 1, 2021 and December 31, 2021, the unredeemed gift card liability amounted to $691,191 and $1,162,032, respectively. For the year ended December 31, 2021, the Company recognized breakage of $9,177.

Loyalty Liabilities

The Company began offering a loyalty program in 2021, whereby customers can earn reward points that may be redeemed for future purchases. The Company defers a portion of its revenue associated with rewards that are ultimately expected to be redeemed. The expected points to be redeemed are initially recorded in loyalty liability and recognized as net revenue when redeemed. As of December 31, 2021, the Company recorded a liability of $311,000, which was included within accrued expenses and other current liabilities on the accompanying balance sheet. Loyalty liability reward points are expected to be redeemed in the future and currently have no expiration date.

Sales Tax

The Company records sales tax collected on behalf of customers as a current liability on the balance sheet until such time that it is remitted to the applicable state and local tax jurisdiction, generally on a monthly or quarterly basis. The Company is evaluating economic nexus for sales tax in various states in order to attain or maintain compliance with state and local regulations. The Company has not been informed of any non-compliance from any taxing jurisdiction.

Costs of Revenue

Costs of revenue consist primarily of product cost of the goods sold as well as the cost to fulfill and ship the order.

Advertising

The Company expenses advertising costs as they are incurred. For the year ended December 31, 2021, advertising expense charged to operations totaled $3,404,280, and is included in sales and marketing costs.

Stock-Based Compensation

Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense, ratably over the vesting period of the award, which generally coincides with the vesting service. In addition, the pronouncement dealing with stock-based compensation requires additional accounting related to the income tax effects and disclosures regarding the cash flow effects resulting from stock-based payment arrangements.

Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the expected term of the stock-based awards, volatility, dividend yield, and risk free rates. The assumptions used in calculating the fair value of stock-based awards represent the Company's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future.

The Company elected to account for its graded vesting options on a straight-line basis over the requisite service period for the entire award. The Company elected to account for forfeitures of awards as they occur and utilizes a practical expedient to estimate the expected term of all awards.

Income Taxes

Income taxes are accounted for in accordance with the provisions of Accounting Standards Codification Topic 740, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis. The differences are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

The pronouncement dealing with uncertain tax positions clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The pronouncement also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company had no uncertain tax positions at December 31, 2021. Further, there were no tax related interest or penalties included in the financial statements.

The Company files tax returns in multiple taxing jurisdictions and as a result is subject to audit by various taxing authorities.

Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, *Leases* (Topic 842), which requires lessees to recognize most leases on the balance sheet as a right of use asset and corresponding lease liability. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this ASU on its financial statements.

2. INVENTORY

Inventory is comprised of the following as of December 31:

Finished goods	$ 1,374,811
Packaging and components	75,883
	$ 1,450,694

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31:

Furnitures and fixtures	$ 99,138
Commercial vehicles	94,985
Computers and equipment	66,703
Software	88,000
Leasehold improvements	268,840
	617,666
Less: Accumulated depreciation	(216,783)
	$ 400,883

Depreciation expense charged to operations for the year ended December 31, 2021, was $110,394.

4. LINE OF CREDIT

In July 2021, the Company obtained a line of credit from Silicon Valley Bank (“SVB”) totaling $1,000,000. The line provides for a credit extension of up to $2,000,000 and bears effective interest rate at the greater of 2% above the Prime Rate or 5.25%, which interest shall be payable monthly. There is no fixed repayment date associated with this line of credit.

The Company incurred $44,941 of debt issuance costs related to securing the facility, which are netted against the outstanding borrowings and amortized as interest expense over the life of the debt using the effective interest method.

At December 31, 2021, outstanding borrowings on the facility amounted to $969,979, net of unamortized debt issuance costs of $30,021. Interest expense related to the facility amounted to $23,625 for the year ended December 31, 2021.

There are no financial covenants associated with this facility.

5. PAYCHECK PROTECTION PROGRAM LOAN

On April 7, 2020, the Company issued an unsecured promissory note (the “PPP Loan”) for $782,957 through the Paycheck Protection Program ("PPP") established under the CARES Act and administered by the U.S. Small Business Administration (“SBA”). The PPP Loan is guaranteed by the SBA. The PPP Loan may be forgiven, in whole or in part, if the Company was eligible for the PPP Loan at the time of application, used the loan proceeds for eligible expenses within the defined 24-week period after the PPP Loan was disbursed (“Covered Period”), and otherwise satisfied PPP requirements. The PPP Loan was made through JP Morgan Chase Bank (the “Lender”), has a two-year term, bears interest at 1.00% per annum, and matures on April 7, 2022. If the PPP Loan is not forgiven, monthly principal and interest payments are deferred until ten months after the end of the Covered Period or the date of the SBA's loan forgiveness decision. The PPP Loan may be prepaid at any time prior to maturity with no prepayment penalties.

In April, 2021, the Company was informed that its application for forgiveness of $782,957 of the PPP Loan was approved. Accordingly, the Company recorded forgiveness of debt as other income in the statement of operations for the year ended December 31, 2021.

6. CONVERTIBLE PROMISSORY NOTE

In October 2020, the Company issued an unsecured convertible promissory note totaling $1,300,000. The note matures in October 2022 and accrues interest at a rate of 4% per annum. All outstanding principal and unpaid accrued interest is to be paid in full upon the maturity date.

In June 2021, the Company issued unsecured convertible promissory notes totaling $2,000,000. The notes mature in May 2023 and accrue interest at a rate of 4% per annum. All outstanding principal and unpaid accrued interest is to be paid in full upon the maturity date. In the event of a qualified financing or the sale of the Company, the outstanding principal and any unpaid accrued interest shall be converted into equity securities at a the lower of a) the conversion price equal to 85% of the lowest cash price paid per share by the investors in the qualified financing and b) the valuation cap divided by the fully diluted capitalization immediately prior to the closing of the qualified financing. The future event was not resolved thus no beneficial conversion feature was recorded for the year ended December 31, 2021.

A qualified financing is defined as proceeds totaling no less than $2,000,000, excluding the conversion of the note.

In the event of a qualified financing or the sale of the Company, the outstanding principal and any unpaid accrued interest shall be converted into equity securities at a the lower of a) the conversion price equal to 85% of the lowest cash price paid per share by the investors in the qualified financing and b) the valuation cap divided by the fully diluted capitalization immediately prior to the closing of the qualified financing.

A qualified financing is defined as proceeds totaling no less than $2,000,000, excluding the conversion of the note.

At December 31, 2021, total convertible notes payable balance consisted of principal outstanding of $3,300,000 and accrued interest of $109,067.

7. STOCKHOLDERS' EQUITY

At December 31, 2021, the authorized capital stock of the Company consists of 17,000,000 shares of Common Stock, par value $0.0001 per share and 9,346,934 shares of Preferred Stock, par value $0.0001 per share. Of the preferred shares authorized, 6,592,941 shares are designated as Series A Preferred Stock, 1,081,942 shares are designated as Series A-1 Preferred Stock, and 1,672,051 are designated as Series Seed Preferred Stock. The Series A Preferred Stock, Series A-1 Preferred Stock, and Series Seed Preferred stock shall be collectively referred to as the "Preferred Stock".

Voting
The holders of Preferred Stock have the right to one vote for each share of Common Stock into which such Preferred Stock could be converted, and will vote together with the holders of Common Stock as a single class.

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of the stockholders.

Dividends
The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall, on a *pari passu* basis, first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable,as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the Applicable Original Issue Price (as defined below) of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such classor series) and (B) multiplying such fraction by an amount equal to the Applicable Original Issue Price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend onshares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The Applicable Original Issue Price shall mean $0.8971 per share in the case of the Series Seed Preferred Stock, $2.005212 per share in the case of the Series A Preferred Stock, and $0.939943 per share in the case of the Series A-1 Preferred Stock, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such series of Preferred Stock.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of Preferred Stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, in an amount per share of Preferred Stock equal to the greater of (i) the Original Issue Price of the Preferred Stock (as defined above) plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had each series of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, or winding up of the Company.

If upon any such liquidation, dissolution, or winding up of the Company, the proceeds shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share, on a pari passu basis, ratably in any distribution of the proceeds in proportion to the respective amounts which would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable with respect to such shares were paid in full.

After the payment of all preferential amounts to be paid to the holders of shares of Preferred Stock, the remaining proceeds shall be distributed among the holders of shares of Common Stock pro rata based on the number of shares held by each such holder.

Conversion Rights

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time after issuance, and without the payment of additional consideration into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Applicable Original Issues Price by the Applicable Conversion Price, in effect at the time of conversion. The Applicable Conversion Price shall mean, in the case of the Series Seed Preferred Stock, a price per share initially equal to the Series Seed Original Issue Price, in the case of the Series A Preferred Stock, a price per share initially equal to the Series A Original Issue Price, and in the case of the Series A-1 Preferred Stock, a price per share initially equal to the Series A-1 Original Issue Price, subject to adjustments as set forth in the certificate of incorporation.

Each share of Preferred Stock shall be automatically converted into shares of Common Stock at the conversion rate at the time in effect upon the earlier of (i) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering at a price per share of at least three times the Series A Original Issue Price, resulting in at least $35,000,000 of net proceeds or (ii) the date, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Preferred Stock.

Preferred Stock Protective Provisions

So as long as at least 1,574,248 shares of Preferred Stock remain outstanding, the Company cannot take any of the following actions without written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting or voting separately as a class or any such act or transaction entered into: (i) liquidate, dissolve, or wind-up the business of the Company, effect any Deemed Liquidation Event, or consent to any of the foregoing; or (ii) amend, alter, or repeal any provision of the Company's amended certificate of incorporation or Bylaws in a manner that adversely affects the powers, preferences or special rights of the Preferred Stock; or (iii) increase or decrease the authorized number of shares of Common Stock or Preferred Stock; or (iv) create, or authorize the creation of, or issue or obligate itselfto issue shares of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or windingup of the Company, the payment of dividends and rights of redemption; or (v) (a) reclassify, alter or amend any existing security of the Company that is *pari passu* with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification,

alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference, or privilege or (b) reclassify, alter or amend any existing security of the Company that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or *pari passu* with the Preferred Stock in respect of any such right, preference or privilege; or (vi) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (a) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (c) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary (collectively, "Service Providers") in connection with the cessation of such employment or service at the lower of the original purchase price or the then current fair market value thereof, (c) an exercise of a right of first refusal in favor of the Company pursuant to an agreement with any Service Provider, which agreement has been approved by the Board or (d) as approved by the Board (including the affirmative vote or written consent of at least one Preferred Director); (vii) declare or pay any dividend or distribution on the Common Stock or the Preferred Stock; or (viii) increase or decrease the authorized number of directors constituting the Board.

8. STOCK-BASED COMPENSATION PLAN

In 2017, the Company's Board of Directors (the "Board") instituted and adopted the 2017 Equity Incentive Plan (the "Plan") whereby the Board may make discretionary awards of (i) Incentive Stock Options, (ii) Non-qualified Stock Options, and (iii) Restricted Stock Awards to certain employees and officers. Each award granted will be subject to a Stock Award Agreement setting forth the terms and provisions applicable to the awards granted under either plan. The maximum number of shares available for issuance to participants under the Plan is 1,506,449 and there are 318,900 shares available to be issued at December 31, 2021.

Option terms are ten years, and vest based on varied terms as follows:

- 100% vest immediately
- 1/48th monthly, 1 year cliff
- 1/36th monthly, 1 year cliff

Total stock-based compensation expense recognized during the year ended December 31, 2021 was $69,744. As of December 31, 2021, the total unrecognized stock-based compensation balance for unvested options was $261,965, which is expected to be recognized ratably through December 2024.

The weighted average fair value of options granted during 2021 amounted to $0.53 per share, and the remaining vesting term on outstanding options at December 31, 2021 is 8.5 years.

The following table summarizes the information about options outstanding at December 31:

	Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Balance at January 1, 2021	975,077	$ 0.62	
Options forfeited	(284,260)	$ 0.63	
Options exercised	(29,500)	$ 0.63	$ -
Options granted	469,517	$ 0.75	
Balance at December 31, 2021	1,130,834	$ 0.67	$ 102,969
Exercisable at December 31, 2021	424,354	$ 0.58	$ 76,894

Valuation Assumptions

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option valuation model based on the assumptions noted in the table below.

Expected term	10 years
Volatility	50 - 65%
Risk-free interest rate	0.59 - 3.06%
Dividend yield	0%

Expected Term: The Company's expected term represents the period that the awards are expected to be outstanding and was determined as a function of contractual terms of the stock-based awards and vesting schedules. The Company used the simplified method of calculation for estimating expected term.

Expected Volatility: The volatility factor for the Company's stock options was estimated using the average volatility of comparable publicly traded companies as a proxy for what would have been the Company's volatility had the Company been public.

Risk-Free Interest Rate: The Company bases the risk-free interest rate used in the Black-Scholes model on implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend Yield: The Company does not anticipate that dividends will be distributed in the near future.

9. WARRANTS

During 2021, the Company issued 23,516 warrants to purchase shares of common stock in connection with the line of credit (see Note 4), with an exercise price of $0.74. The warrants expire 12 years after issuance and vest immediately. The warrants were classified as equity instruments and the value ascribed to these warrants was deemed to be immaterial to the financial statements.

The fair value of the 2021 warrants was estimated on the date of grant using the Black-Scholes option valuation based on the assumptions noted in the table below. Inputs are adjusted in the period to reflect changes in the Company's estimate of the value of the underlying warrant. The inputs utilized by management are highly subjective. The assumptions used in calculating the fair value of warrants represent the Company's best estimate, but these estimates involve inherent uncertainties and the applications of management judgment.

The Company estimated the fair value of warrants granted during 2021 using the Black-Scholes model with the following weighted-average assumptions:

Expected term	12 years
Volatility	42.20%
Risk-free interest rate	1.61%
Dividend yield	-

10. INCOME TAXES

The Company's deferred income tax assets and liabilities are as follows as of December 31:

Deferred tax assets	
Accrued expenses	$ 81,626
Stock-based compensation expense	5,275
Charitable contributions	238
Deferred revenue	103,123
Deferred rent	34,621
Net operating losses	5,342,394
Total deferred tax assets	5,567,277
Valuation allowance	(5,552,737)
Net deferred tax assets	14,540
Deferred tax liabilities	
Property and equipment	(14,540)
Total deferred tax liabilities	(14,540)
Total net deferred tax asset	$ -

Deferred tax assets result primarily from net operating loss carryforwards. As of December 31, 2021, the Company had approximately $457,200 in federal net operating loss carryforwards available to offset future taxable income that will begin to expire in 2038 and approximately $18,817,667 in federal net operating loss carryforwards available to offset future taxable income that have an indefinite life. As of December 31, 2021, the Company had approximately $18,943,000 in state net operating loss carryforwards available to offset future taxable income that will begin to expire in 2038. Some of these net operating losses follow the Federal Tax Cuts and Job Acts and have an indefinite carryover life and others expire on various dates in the future.

In assessing the realizability of the Company's deferred tax assets, management considers whether or not it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management's assessment is based on the weight of available evidence, including cumulative losses since inception and expected future losses, and as such, management does not believe it is more likely than not that the deferred tax assets will be realized. Accordingly, a full valuation allowance has been established, and no deferred tax assets and related tax benefit have been recognized in the accompanying financial statements.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in response to the COVID-19 pandemic. The CARES Act provides for economic and cash liquidity stimulus through various means including payroll tax credits, payroll tax deferral, short term changes in tax deductibility of interest expenses among other things. The CARES Act also permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. Previously, NOLs generated after December 31, 2017 were limited to 80% of taxable income in future years. In addition, the CARES Act allows NOLs incurred in 2018, 2019 and 2020 to be carried back to each of the five preceding tax years.

The Company is currently evaluating the impact of the CARES Act, but at present does not expect that the provisions of the CARES Act would result in a material adjustment.

10. COMMITMENTS

The Company leases warehouse space and retail store space under various non-cancellable lease agreements expiring beginning in October 2022. For leases with escalating rent provisions, rent expense is calculated on a straight-line basis. At December 31, 2021, deferred rent amounted to $131,907.

The future minimum rental payments due under all lease agreements are as follows for the years ending December 31 and includes the lease signed subsequent to December 31, 2021:

2022	$ 724,650
2023	624,533
2024	419,590
2025	66,544
	$ 1,835,317

Total rent expense related to all office leases amounted to $616,069 for the year ended December 31, 2021.

11. CONCENTRATIONS

For the year ended December 31, 2021, 52% of inventory was purchased from two suppliers. The Company expects to maintain its relationship with these vendors.

12. RISKS AND UNCERTAINTIES

The current outbreak of a novel strain of coronavirus (COVID-19) is significantly impacting businesses across the world. While the duration of business interruption from this outbreak and related financial impact cannot be reasonably estimated at this time, financial results may be adversely affected in 2022. The extent to which the coronavirus impacts operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and actions taken to contain the coronavirus or its impact. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

13. RETIREMENT PLAN

The Company has a savings plan pursuant to Section 401(k) of the Internal Revenue Code (the “Code”) under which all employees meeting eligibility requirements are able to participate. Subject to certain limits set forth in the Code, employees are permitted to make contributions to the plan on a pre-tax salary reduction basis. Company contributions are made at the discretion of management. There were no employer contributions to the savings plan for the year ended December 31, 2021.

14. SUBSEQUENT EVENTS

In February 2022, the Company entered into a loan and security agreement with Eastward Fund Management and obtained an initial advance in the amount of $4,000,000. The Company used proceeds to pay off the line of credit with Silicon Valley Bank in the amount of $1,000,000.

In May 2022, the Company secured $250,000 in financing through purchased receivables from its payment processor, which may be utilized as a revolving credit facility in the future.

In June 2022, the Company issued unsecured convertible promissory notes totaling $1,750,000. The notes mature in June 2023 and accrue interest at a rate of 8% per annum. All outstanding principal and unpaid accrued interest are to be paid in full upon the maturity date. In the event of a qualified financing or the sale of the Company, the outstanding principal and any unpaid accrued interest shall be converted into equity securities at a the lower of a) the conversion price equal to 80% of the lowest cash price paid per share by the investors in the qualified financing and b) the valuation cap divided by the fully diluted capitalization immediately prior to the closing of the qualified financing. A qualified financing is defined as proceeds totaling no less than $2,000,000, excluding the conversion of the note.

In February 2022, the Company entered into a new lease agreement for a retail store in Bethesda, MD for approximately $6,400 per month (see Note 1). The lease expires in November 2024.

The Company has evaluated subsequent events through June 30, 2022, the date the financial statements were available to be issued and has determined that there were no other events which occurred requiring disclosure in or adjustments to the financial statements.

SUPPLEMENTARY INFORMATION

The Sill, Inc.
Schedule of Costs of Revenue, Sales and Marketing, and General and Administrative Expenses
Year Ended December 31, 2021

Costs of revenue	
Product cost	$ 3,256,658
Packaging	1,198,991
Outbound shipping	3,588,710
Inventory shrinkage	190,848
Fulfillment labor	2,354,612
Other	45,541
	$ 10,635,360
Sales and marketing	
Paid advertising	$ 3,404,280
Salaries and taxes	634,283
Marketing	645,883
Comissions	46,436
	$ 4,730,882
General and administrative	
Accounting and tax	$ 194,027
Bad debt expenses	1,909
Bank fees and merchant fees	513,511
Charitable contributions	908
Computer expenses	391,075
Consulting and computer support	146,390
Depreciation and amortization	110,394
Fixed logistics	333,752
Insurance	51,653
Materials and supplies	12,173
Miscellaneous expenses	27,975
Other taxes and licenses	34,623
People operations	68,188
Professional fees	143,711
Rent	616,069
Repairs and maintenance	38,957
Retail materials and supplies	68,168
Salaries and wages	5,452,796
Samples	43,831
Travel	57,480
Utilities	248,036
	$ 8,555,626

See Independent Auditor's Report.